UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 6-K

                           Report of Foreign Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of                     March                              , 2003
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                               Golar LNG Limited
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               (Translation of registrant's name into English)


      Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
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                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F   X         Form 40-F
                            ------               ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                   No   X
                      ------               ------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Golar LNG Limited (the "Company"), dated February 28, 2003.

                                   Exhibit 1

                      [GRAPHIC OMITTED][GRAPHIC OMITTED]
                                   Golar LNG
                             Fourth Quarter Report
                                 December 2002


o Golar LNG reports fourth quarter and year to date EBITDA of $23.7 million and $96.4 million, respectively.

o Net income was $10.1 million for the quarter and $27.1 million for the year after the impact of a net gain / (loss) of $0.9 million and $(9.9) million respectively, as a result of the "mark to market" valuation of interest rate swaps.

o The Company listed its common shares on the NASDAQ National Market on December 12, 2002.

o Continued strong demand for natural gas in all major markets.

o Peak winter demand in Korea produced short-term charter rates in excess of $100,000 per day.


FOURTH QUARTER AND TWELVE MONTHS RESULTS

Golar LNG reports net income of $10.1 million for the three months ended December 31, 2002, compared with $9.1 million for the same period in 2001. Earnings per share for the quarter were $0.18. This is after a net (after minority interests) gain of $0.9 million as a result of the movement of the fair value of interest rate swaps. Earnings before interest, tax, depreciation and amortisation (EBITDA) for the quarter were $23.7 million compared with $19.8 million for the comparable period in 2001.

Net operating revenue for the quarter was $33.5 million, average daily time charter equivalents (TCE's) were $59,950 and there was no offhire during the quarter.

Total vessel operating expenses for the fourth quarter were $7.8 million. The increase against last quarter is mainly as a result of additional crew and insurance costs together with some one off repairs. Further to the announcement last quarter with regard to the Company's crewing strategy, the officers on two vessels have been changed during 2002 to officers from the Croatian management company with whom Golar has a crewing agreement. This has resulted in additional costs in the short term, because of some surplus manning during the implementation phase. However, the completion of the integration of the new officer contingent will lead to considerable savings in crew costs.

Administration costs of $1.9 million for the quarter include costs of $0.6 million which represent Golar's 10 per cent share of project development expenses incurred by the Baja LNG joint development and costs incurred in respect of the Company's listing on NASDAQ in December 2002.

Net interest expense for the quarter was $5.4 million, which reflects continued benefit from lower USD LIBOR rates that have reduced the cost of floating rate loans. The main component of other financial items of $1.0 million for the quarter was a gain of $1.4 million associated with the fair valuing of interest rate swaps. The charge is offset by the minority interest element of 40 per cent resulting in a net book gain for Golar of $0.9 million.

Net income for the twelve months to December 31, 2002 was $27.1 million (2001 $4.4 million) and EBITDA was $96.4 million (2001 EBITDA $79.6 million). The improvement in net income from the previous year is a reflection of increased hire rates for four of the Company's ships and a reduction in interest expenses. As noted above, net income is after the impact of the movement of the fair value of interest rate swaps. The total loss on interest rate swaps for the twelve months was $16.5 million and after minority interest share the impact on net income was $9.9 million (2001, $8.2m and $5.7m respectively).

The weighted average number of shares outstanding as of December 31, 2002 and for the quarter then ended was 56,012,000. In view of the current newbuilding investment program, the Company will not pay a dividend for 2002.

FINANCING

The Company fully drew down the new $60 million facility, as described in last quarter's report and has used the cash to fund newbuilding instalments and to repay $16 million of debt outstanding from the Greenwich Holdings Group.

In the first quarter of 2003, the Company fixed the interest for an additional US$30 million of its long-term debt at a rate, including margin, of approximately 5.9 per cent p.a. for a period of 12 years.

The Company has made significant progress with respect to the implementation of certain lease transactions referred to in last quarter's report and expects these transactions to be concluded by the end of the first quarter of 2003. In conjunction with this the Company has commenced discussions with some of its Lending Banks with respect to restructuring certain of its debt facilities that will enable better utilisation of the Company's cash reserves. Subject to the completion of these lease transactions and, subject to an extension of the Greenwich facilities, the Board does not anticipate that any new equity will be needed in order to finance the remaining newbuilding program.

As of December 31, 2002, a total of $292 million had been invested in the four newbuildings. $226 million of these payments have been paid through drawdown of loans, while the remaining $66 million has been funded from the Companies own cash.


CORPORATE AND OTHER MATTERS

The Board is pleased to announce that the Company was officially listed and its shares commenced trading on the NASDAQ National Market on December 12, 2002.

Newbuilding 2215, presently under construction with Daewoo shipyard, was scheduled to be delivered in March 2003. In January 2003 there was an accidental fire on board the vessel, whilst in the shipyard, caused by unauthorised work performed by one of the yard's subcontractors. The accident is likely to delay delivery by approximately 5 months. Golar is entitled to compensation payment for late delivery from the yard and consequently does not expect to suffer any financial losses as a result of the accident. The ship will, after delivery from the yard, enter into a 20-year time charter with British Gas.

Based on information given by the Project Operator, (Marathon Oil), it is likely that a decision on the CRE (Mexican Energy Commission) storage permit for the Baja LNG project can be expected shortly.

MARKET

The LNG market in the fourth quarter was marked specifically by the very important seasonal demand from Korea, and also Japan. Korea traditionally has peak demand in the winter, but this year it was much larger than usual and will probably end up with a total of around 48 additional cargoes from October to the end of March, which is equal to around 2.3 Million tons of LNG. This forced Kogas and its suppliers to charter in substantial amounts of additional shipping, as well as purchasing and diverting cargoes that should have gone to Europe or the US into Korea. This naturally meant a strong push on charter rates, which according to markets sources where in excess of $100,000 per day for a 6 month period.

Gas prices due to high crude prices and strong demand in the US remained at high levels, on average above $4/mmbtu, which meant that there was high demand for spot cargoes also in the Atlantic Basin. However, due to the Korean situation described above, these trades were severely hampered since there was limited or no spot shipping capacity available.

Gaz de France (GDF) launched a tender for 1 firm + 1 optional ship for submittal in mid January 2003, with respect to which the Company was invited to and did participate. This tender is open for both yards and ship-owners and it is expected that GDF will make a decision on whether they will purchase or charter the new ship by mid 2003. The firm ship is for Q3 2005 delivery, but the parties participating could bid earlier deliveries, if such were available.

The decision by the Federal Energy Regulatory Committee (FERC) to award a preliminary acceptance of Dynegy's LNG terminal project at Hackberry in Louisiana, without any demand for open access to third parties, signals a new attitude from the US authorities with respect to the approval of LNG import facilities and is likely to spur further activity for such facilities.

Nigeria LNG and Rasgas QatarGas are both likely to be seeking additional long-term tonnage through tender processes in the first half of this year. Golar LNG will participate in these processes.

Substantial improvements in the tanker, bulk and container market has led to massive ordering of new ships in these segments during the last 3 - 6 months. This has substantially improved the yard's order books and together with the weakening of the US dollar reversed the downward price trend seen for the last two years. The earliest delivery position for LNG carriers is now the end of 2005 or early 2006.

OUTLOOK

The Company is continuing specific discussions with several parties with respect to long-term employment of the three uncommitted newbuildings. The first of these ships becomes available in November - December 2003. The Board is satisfied with the progress of these discussions. However, as stated in the third quarter report, a final clarification should not be expected before the third quarter of 2003.

The strategy to develop Golar into a LNG shipping consolidator including positions in the LNG logistical chain remains intact. In order to progress this strategy the Board is currently evaluating several opportunities for consolidation and expansion.

The current strength of the gas market world-wide and specifically in the US creates strong underlying fundamentals in the LNG market. However, the oil companies' current focus on balance sheet restructuring and the political aspects of the gas business means that the current strong market can not immediately be converted into short-term business opportunities for LNG shipping companies.

As far as Golar can observe there is, as of this moment, no free shipping capacity available in the LNG market. This is illustrated by the fact that Nigeria LNG for the first time has offered gas on a FOB basis. A total of 18 newbuildings will be delivered this year. With the exception of the Exmar / El Paso ship to be delivered in September all of these ships are dedicated to specific contracts. In view of this and in view of the current strength in the gas market the Board feels comfortable with the three open ships.

The existing seven ships on long term charter create a solid basis for further expansion of Golar LNG. The Company's net result for 2003 excluding effects of revaluation of interest swaps is as a function of the fixed contract portfolio and is likely to show an improvement from the 2002 net income which amounted to $37 million excluding the effect of swaps.

FORWARD LOOKING STATEMENTS

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including examination of historical operating trends made by the management of Golar LNG. Although Golar LNG believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies, which are difficult or impossible to predict and are beyond its control, Golar LNG cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Included among the factors that, in the company's view, could cause actual results to differ materially from the forward looking statements contained in this press release are the following: inability of the company to obtain financing for the newbuilding vessels at all or on favourable terms; changes in demand; a material decline or prolonged weakness in rates for LNG carriers; political events affecting production in areas in which natural gas is produced and demand for natural gas in areas to which our vessels deliver; changes in demand for natural gas generally or in particular regions; changes in the financial stability of our major customers; adoption of new rules and regulations applicable to LNG carriers; actions taken by regulatory authorities that may prohibit the access of LNG carriers to various ports; our inability to achieve successful utilisation of our expanded fleet and inability to expand beyond the carriage of LNG; increases in costs including: crew wages, insurance, provisions, repairs and maintenance; changes in general domestic and international political conditions; changes in applicable maintenance or regulatory standards that could affect our anticipated drydocking or maintenance and repair costs; failure of shipyards to comply with delivery schedules on a timely bases and other factors listed from time to time in registration statements and reports that we have filed with or furnished to the Securities and Exchange Commission, including our Registration Statement on Form 20-F and subsequent announcements and reports.


February 28, 2003
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda

Questions should be directed to:

Contact: Sveinung  Stohle: Executive Vice President
            +47 97 60 3220, +47 23 11 4078
         Tor Olav Troim:  Director and Chief  Executive Officer
            +47 90 68 8267
         Kate Blankenship: Chief Accounting Officer
            +441 295 4705

           GOLAR LNG LIMITED FOURTH QUARTER 2002 REPORT (UNAUDITED)


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  2001      2002         INCOME STATEMENT                        2002      2001
 Oct-Dec    Oct-Dec     (in thousands of $)                  Jan-Dec   Jan-Dec
(unaudited  (unaudited) (unaudited)(audited)
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   31,841   33,468   Net operating revenues                    130,611  114,223
    7,486    7,822   Vessel operating expenses                  28,061   24,537
    4,560    1,899   Administrative expenses                     6,127    8,232
        -        -   Restructuring expenses                          -    1,894
   19,795   23,747   Operating income before depreciation       96,423   79,560
                     and amortisation
    7,368    7,686   Depreciation and amortisation              31,300   31,614
   12,427   16,061   Operating income after depreciation        65,123   47,946
                     and amortisation
      451      230   Interest income                             1,073    3,254
  (7,038)  (5,629)   Interest expense                         (23,553) (32,508)
    7,861    1,038   Other financial items                    (17,887) (12,363)
   13,701   11,700   Income before taxes and minority           24,756    6,329
                     interest
    4,418    1,641   Minority interest                         (2,469)    1,607
      148     (43)   Taxes                                          88      356
    9,135   10,102   Net income                                 27,137    4,366

    $0.16    $0.18   Earnings per share ($)                      $0.48    $0.08

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BALANCE SHEET                                                2002      2001
(in thousands of $)                                         Dec 31    Dec 31
                                                          (unaudited)(audited)
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ASSETS
Short term
Cash and cash equivalents                                     52,741   57,569
Restricted cash and short-term investments                    12,760   14,163
Other current assets                                           5,240    5,440
Amounts due from related parties                                 281      261
Long term
Newbuildings                                                 291,671  132,856
Vessel and equipment, net                                    617,583  641,371
Other long term assets                                         7,659    4,331
Total assets                                                 987,935  855,991

LIABILITIES AND STOCKHOLDERS' EQUITY
Short term
Current portion of long-term debt                             48,437   41,053
Current indebtedness due to related parties                   32,703   85,278
Other current liabilities                                     44,764   28,566
Amounts due to related parties                                   642    1,049
Long term
Long term debt                                               629,173  483,276
Other long term liabilities                                   22,731   16,552
Minority interest                                             13,349   25,820
Stockholders' equity                                         196,136  174,397
Total liabilities and stockholders' equity                   987,935  855,991

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STATEMENT OF CASH FLOWS                             2002      2002      2001
(in thousands of $)                               Oct-Dec    Jan-Dec  Jan-Dec
                                                 (unaudited)(unaudited(audited)
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OPERATING ACTIVITIES
Net income                                           10,102    27,137    4,366
Adjustments to reconcile net income to net cash
Provided by operating activities:
Depreciation and amortisation                         7,686    31,300   31,680
Amortisation of deferred charges                        291       972    2,097
Income (loss) attributable to minority interests      1,641   (2,469)    1,607
Drydocking expenditure                                    -   (1,600) (10,222)
Change in market value of interest rate             (1,435)    16,459   10,838
derivatives
Change in operating assets and liabilities            (808)     (583)    1,677
Net cash provided by operating activities            17,477    71,216   42,043

INVESTING ACTIVITIES
Cash paid for Osprey's LNG interests, net of              -         - (530,945)
cash acquired
Additions to newbuildings                          (45,797) (158,815) (132,856)
Additions to vessels and equipment                  (1,762)   (5,912)  (7,258)
Restricted cash and short short-term investments      6,662     1,403  (1,072)
Proceeds from maturity of short term investments          -         -   14,231
Net cash used in investing activities              (40,897) (163,324) (657,900)

FINANCING ACTIVITIES
Proceeds from long-term debt                         60,061   194,335  325,000
Proceeds from long-term debt due to related               -    16,259   85,278
parties
Repayments of long-term debt                       (13,142)  (41,054) (15,170)
Repayments of long-term debt due to related        (16,259)  (68,834)        -
parties
Financing costs paid                                  (887)   (3,424)  (3,231)
Dividends paid to minority shareholders                   -  (10,002)        -
Proceeds from issuance of equity                          -         -  275,808
Net cash  provided by financing activities           29,773    87,280  667,685

Net  increase   (decrease)   in  cash  and  cash      6,353   (4,828)   51,828
equivalents
Cash and cash equivalents at beginning of period     46,388    57,569    5,741
Cash and cash equivalents at end of period           52,741    52,741   57,569

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



                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                         Golar LNG Limited
                                         -----------------
                                           (Registrant)




Date  March 5, 2003                 By   /s/ Kate Blankenship
      -------------                      --------------------
                                         Kate Blankenship
                                         Secretary and Chief Accounting Officer


03849.0002#389347